EXHIBIT (a)(5)

FORM OF
PROMISE TO GRANT STOCK OPTION(S)

TO:

     In exchange for your agreement to cancel certain stock options (“Old Option(s)”) you received from hi/fn, Inc. (“Hifn”), Hifn hereby promises to grant you a stock option or options, as applicable, covering [          ] shares of Hifn’s common stock on June 18, 2002 (the “New Option(s)”), which is the applicable number of shares corresponding to the options which you tendered for exchange adjusted in accordance with the exchange ratio described in the Exchange Offer Documents (as defined below), and which were cancelled on December 17, 2001. The exercise price of each New Option will be the closing price of Hifn common stock as listed on the Nasdaq National Market on June 18, 2002, except as otherwise set forth in the Exchange Offer Documents. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Hifn, as described below. Each New Option will otherwise be subject to the standard terms and conditions under hi/fn’s Amended and Restated 1996 Equity Incentive Plan or 2001 Nonstatutory Stock Option Plan and applicable form of stock option agreement.

     Prior to the grant of New Options on or about June 18, 2002, it is possible that Hifn might effect or enter into a merger or other similar transaction whereby Hifn would be acquired by another company. This promise to grant stock options (this “Promise”) is evidence of a binding commitment that Hifn’s successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about June 18, 2002. Such a stock option could be for the purchase of the acquirer’s stock (as opposed to Hifn’s), with an exercise price equal to the fair market value of such acquirer’s stock on the new option grant date, and would be unaffected by the acquirer’s treatment of Hifn’s existing stock option plans.

     In order to receive the New Option(s), you must continue to be employed by Hifn (or one of its subsidiaries), or a successor of Hifn, as of June 18, 2002. This Promise does not constitute a guarantee of employment with Hifn for any period. Your employment with Hifn will remain “at-will” and can be terminated by you or Hifn at any time, with or without cause or notice. If your employment with Hifn terminates before June 18, 2002, for any reason, you will lose all rights pursuant to this Promise to receive New Options.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the memorandum from Chris Kenber dated November 15, 2001; (iii) the Election Form previously completed and submitted by you to Hifn; and (iv) the Notice to Withdraw from the Offer (together, the “Exchange Offer Documents”), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Hifn with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Hifn.

HI/FN, INC. By:	Date: , 2001